December 22, 2021

FOIA Confidential Treatment
Requested Under 17 C.F.R. § 200.83

VIA EDGAR
Ms. Keira Nakada
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
Washington, D.C. 20549

Re:     Golden Entertainment, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 12, 2021
File No. 000-24993
Form 10-Q for the Fiscal Quarter Ended September 30, 2021
Filed November 5, 2021
Response dated October 22, 2021
File No. 000-24993
Telephone discussion on December 13, 2021
Dear Ms. Nakada:
Golden Entertainment, Inc. (the “Company”) would like to provide further clarification of our responses to certain questions raised in the SEC Staff’s comment letter dated November 9, 2021 (the “Letter”). For ease of reference, we have set forth the Staff’s comments included in the Letter in bold font and the Company’s responses below.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Consolidated Financial Statements
Note 15 - Segment Information, page 74

1.We read your responses and revised disclosures related to comments 4 and 5. Please tell us in greater detail how you determined that each of your aggregated operating segments have similar regulatory environments and similar economic characteristics. Refer to ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C. Please also confirm that you will continue to provide the segment disclosures discussed in ASC 280-10-50-22(c) through (j), as applicable, without presenting a second measure of segment profit in the ASC 280 segment footnote.

Response:
[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ENTERTAINMENT, INC.

The Company revisited its assessment of the reportable segments and concluded that it would be appropriate to aggregate our operating segments into the following four reportable segments:

•Nevada Casino Resorts, comprised of The STRAT Hotel, Casino & Skypod (“The Strat”) operating segment in Las Vegas and our integrated Laughlin operating segment, which includes Aquarius Casino Resort, Edgewater Hotel & Casino Resort, and Colorado Belle Hotel & Casino Resort (currently closed).

•Nevada Locals Casinos, comprised of our Arizona Charlie’s Boulder and Arizona Charlie’s Decatur operating segments in Las Vegas as well as our Pahrump operating segment, consisting of Pahrump Nugget Hotel Casino, Gold Town Casino, and Lakeside Casino & RV Park.

•Maryland Casino Resort, which is our Rocky Gap Casino Resort property and its own operating segment.

•Distributed Gaming, comprised of our Nevada Distributed Gaming, Nevada Taverns, and Montana Distributed Gaming operating segments.

In arriving at our conclusion, we considered the requirement that all three of the criteria outlined in ASC 280-10-50-11 must be met for an entity to aggregate two or more operating segments and also ASC 280-10-50-12, which allows an entity to separately disclose an operating segment that does not meet any of the quantitative thresholds, which is the case for our Maryland Casino Resort segment.

It is the Company’s determination that the aggregation of the Company’s operating segments into four reportable segments is appropriate as it provides users of the Company’s financial statements with a better understanding of the Company’s different types of business activities, performance, prospects of future cash flows, and allows them to make more informed judgments about the Company as a whole. Specifically:

•Nevada Casino Resorts reportable segment is comprised of the destination resort properties with its core customer base being tourists traveling from Southern California, primarily to spend weekends and holidays at our casino resorts. These operations have a significant number of hotel rooms (2,000 – 3,000) compared to other properties in our portfolio and cater to regional, drive-in customers seeking a value-oriented vacation experience, since our destination casino resorts offer a variety of food and beverage outlets, entertainment venues and other amenities. While hotel stays at these casino resorts are typically longer, the overall frequency of visitation from guests is lower when compared to our Nevada Locals Casinos. From an economic and management oversight standpoint, each of the properties within this reportable segment has a large employee base with total headcount exceeding 1,200 in each of The St and Laughlin operations. The general managers of these properties are segment managers that report directly to the Company’s Chief Operating Officer and one of our chief operating decision makers (“COO”) with revenue management (hotel room rate pricing) centralized at the corporate office.

The charts included below illustrate historical revenue, adjusted EBITDA, and adjusted EBITDA margin trends for these operations:

[***]

The Company concluded that the trends in revenues, adjusted EBITDA, and adjusted EBITDA margins for the operating segments within the Nevada Casino Resorts reportable segment are consistent for a majority of the historical periods. The periods where the trends are not fully aligned relate to the following:
•Prior to Q1 2019, our Laughlin operating segment was comprised of only one casino resort property, but we acquired two adjacent casino resort properties in January 2019 accounting for a spike in growth in that quarter.
[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ENTERTAINMENT, INC.

•In March 2020, following emergency executive order issued by the Governor of Nevada, our Nevada Casino Resorts were temporarily closed to the public and reopened on June 4, 2020 with limitations on our operations, which remained in effect throughout 2020 and the first half of 2021.
•Note that the adjusted EBITDA margin for Laughlin is higher than The Strat given the higher cost of labor in Las Vegas compared to Laughlin.

•Nevada Locals Casinos reportable segment is comprised of properties that cater to local customers generally living within a five-mile radius of our casinos. These properties typically experience a higher frequency of customer visits compared to our Casino Resorts with many of our customers visiting our Locals Casinos on a weekly basis. The properties within this reportable segment have a limited number of hotel rooms (300 rooms or less) and offer fewer food and beverage outlets or other amenities, with revenues primarily generated from slot machine play. From an economic and management oversight perspective, each of the properties within this reportable segment has a significantly smaller employee base with headcounts at each casino between 300-400. All Locals Casinos properties are managed by the same general manager who reports to the Company’s Executive Vice President of Operations (“EVP of Operations”), who reports to our COO.

The charts included below illustrate historical revenue, adjusted EBITDA, and adjusted EBITDA margin trends for these operations:

[***]

The Company concluded that the trends in revenues, adjusted EBITDA, and adjusted EBITDA margins for the operating segments within the Nevada Locals Casinos reportable segment are consistent over the historical periods. The periods where the trends are not fully aligned relate to the following:
•In March 2020, following emergency executive order issued by the Governor of Nevada, our Nevada Locals Casinos were temporarily closed to the public and reopened on June 4, 2020 with limitations on our operations, which remained in effect throughout 2020 and the first half of 2021.
•Pahrump is a smaller community than Las Vegas, which took a few months longer to start recovering after reopening in June of 2020 and where it was initially more difficult to find labor resulting in a greater volatility in the third quarter.

•Maryland Casino Resort property is geographically disparate from the Company’s Nevada properties and operates in a separate regulatory jurisdiction. The property caters to regional drive-in customer base traveling from mid-Atlantic areas (Maryland, Virginia, Washington DC, Pennsylvania, West Virginia) and offers a full range of amenities, including various food and beverage outlets, signature golf course, spa and pool, but has limited number of hotel rooms (approximately 200) compared to Nevada Casino Resorts. From the economic and management oversight perspective, the property employs approximately 450 employees and has its own general manager independent from the general managers overseeing Nevada Casino Resorts and Nevada Locals Casinos operations, who reports to the Company’s EVP of Operations. Lastly, the Company believes that it is appropriate to separately disclose Maryland Casino Resort in our financial statements due to the investor expectations, as we have historically presented the Maryland Casino Resort separately in our earnings releases and investor presentations.

•Distributed Gaming reportable segment is comprised of approximately 1,100 non-casino locations, such as bars, gas stations, grocery stores, across two western states - Nevada and Montana - with less than 20 slot machines in each location. Our Distributed Gaming segment owns and operates over 11,800 machines, with video poker machines being the majority of gaming devices offered at these locations. Distributed Gaming operations cater to local residents with high frequency visitation to the locations. The Company does not own any of the Distributed Gaming locations’ real estate.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ENTERTAINMENT, INC.

Within our Distributed Gaming segment, the Company operates a limited number of tavern locations (66 out of 1,100 locations), where it controls the food and beverage operations as well as the gaming devices located within the tavern. As illustrated in the chart below, food and beverage operations at these taverns are an amenity to drive gaming revenues within these taverns and generate minimal profitability. Regardless of whether the Company or a 3rd party operates the food and beverage offerings of a particular Company operated tavern or third-party route location, all our Distributed Gaming locations are designed to maximize gaming revenues.

Management of the Distributed Gaming reportable segment has historically been consolidated under the Company’s Vice President of Distributed Operations. Effective January 1, 2022, the Company intends to have one manager of Nevada Distributed Gaming operations (including taverns) and one manager of Montana Distributed Gaming operations that will report to the Company’s EVP of Operations, who reports to our COO.

[***]

The charts included below illustrate historical revenue, adjusted EBITDA, and adjusted EBITDA margin trends for these operations:

[***]

The Company concluded that the trends in revenues, adjusted EBITDA, and adjusted EBITDA margins for the operating segments within the Distributed Gaming reportable segment are consistent for most of the historical periods. The periods where the trends are not fully aligned relate to the following:

•Following emergency executive orders issued by the Governors of Nevada and Montana, in the week of March 16, 2020, our Distributed Gaming operations at all locations were suspended. Our Distributed Gaming operations in Montana resumed earlier on May 4, 2020 than our Nevada distributed operations which resumed on June 4, 2020. Furthermore, our Montana distributed operations initially had less restrictive operating requirements than our Nevada distributed operations.
•On July 10, 2020, the Governor of Nevada issued an emergency executive order mandating the re-closure of all bars which endured until lifted in September of 2020.Our tavern locations were still allowed to serve food and beverages, but not allowed to seat or serve patrons at the bar areas within a tavern location. Since the bar areas are where we generally install our gaming devices, we were unable to generate gaming revenue at our tavern locations. This resulted in the closure of most of our tavern locations given the lack of tavern profitability without gaming revenues.
•With respect to adjusted EBITDA and adjusted EBITDA margin trends during the periods most impacted by the pandemic (Q2 2020 – Q3 2020), our Montana Distributed Gaming revenues are comprised entirely of participation agreements with 3rd party locations, which limits the fixed costs and volatility of the adjusted EBITDA margin. Our Nevada Distributed Gaming operations include fixed monthly rent payments for our taverns and our space lease locations, which we still owed during the period when our gaming devices were not operating. This created greater volatility in adjusted EBITDA margins between our Distributed Gaming businesses during the reopening.

For the above analysis of our proposed new reportable segments, we included our Q4 2021 forecast of revenue, adjusted EBITDA, and adjusted EBITDA margins but did not include budgeted figures for 2022. The Company is still in the process of creating its budget for 2022 and evaluating the potential impact of the latest Covid variant. However, under a normal operating environment, we believe that our businesses will exhibit similar trends within the groupings we have proposed.

We believe our four new reportable segments appropriately address the Staff’s concerns and our new presentation is consistent with our public peers in the gaming industry. For your review, Appendix A includes our proposed updated tables for our reportable segment footnote disclosure.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ENTERTAINMENT, INC.

We appreciate the time and timely feedback the Staff has provided on our segment reporting in order to resolve this matter expeditiously. If you have any further questions or comments, please contact me at 702-891-4266 or at cprotell@goldenent.com.

Regards,

/s/ Charles H. Protell

Charles H. Protell
Golden Entertainment, Inc.
President and Chief Financial Officer

Cc:    Ryan H. Cupersmith, Ernst & Young LLP
Steven Stokdyk, Latham & Watkins LLP
Ann Buckingham, Latham & Watkins LLP
Tom Haas, Golden Entertainment, Inc., Senior Vice President & Chief Accounting Officer

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ENTERTAINMENT, INC.

Appendix A

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2021	2020	2021	2020
Revenues
Nevada Casino Resorts
Gaming	$46,215	$39,097	$135,060	$84,088
Food and beverage	22,447	14,776	60,129	41,494
Room	27,643	18,952	69,436	46,600
Other	8,075	4,646	20,567	13,954
Nevada Casino Resorts revenues	104,380	77,471	285,192	186,136
Nevada Locals Casinos
Gaming	28,437	28,574	91,226	57,824
Food and beverage	6,080	5,454	17,917	13,089
Room	1,859	1,611	5,420	4,293
Other operating	1,729	1,732	5,614	4,704
Nevada Locals Casinos revenues	38,105	37,371	120,177	79,910
Maryland Casino Resort
Gaming	16,502	15,877	45,985	28,751
Food and beverage	2,314	1,838	5,867	3,306
Room	2,065	1,944	5,358	3,204
Other operating	759	813	1,770	1,408
Maryland Casino Resort revenues	21,640	20,472	58,980	36,669
Distributed Gaming
Gaming	102,012	61,972	302,853	158,749
Food and beverage	13,427	6,618	39,099	22,512
Other operating	2,496	1,313	7,295	3,965
Distributed Gaming revenues	117,935	69,903	349,247	185,226
Corporate and other	362	179	989	586
Total Revenues	$282,422	$205,396	$814,585	$488,527

Adjusted EBITDA
Nevada Casino Resorts	$39,196	$24,572	$112,487	$42,555
Nevada Locals Casinos	18,103	18,073	61,230	31,362
Maryland Casino Resort	7,669	8,114	20,831	10,699
Distributed Gaming	21,158	4,867	66,951	12,917
Corporate and other	(12,698)	(9,772)	(37,561)	(26,715)
Total Adjusted EBITDA	$73,428	$45,854	$223,938	$70,818
[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ENTERTAINMENT, INC.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2021	2020	2021	2020
Adjustments
Other non-operating income	$—	$—	$60,000	$—
Depreciation and amortization	(26,474)	(31,551)	(80,342)	(94,637)
Change in non-cash lease expense	143	(425)	(517)	(756)
Share-based compensation	(3,089)	(3,520)	(8,762)	(7,522)
Gain (loss) on disposal of assets	72	474	(747)	(817)
Loss on debt extinguishment and modification	(759)	—	(759)	—
Preopening and related expenses	(3)	(73)	(232)	(412)
Severance expenses	(193)	(24)	(193)	(3,367)
Impairment of goodwill and intangible assets	—	—	—	(27,872)
Other, net	1,338	(1,286)	(1,591)	(1,760)
Interest expense, net	(15,535)	(16,422)	(47,752)	(51,575)
Change in fair value of derivative	—	—	—	(1)
Income tax benefit (provision)	123	17	(366)	(241)
Net income	$29,051	$(6,956)	$142,677	$(118,142)

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY GOLDEN ENTERTAINMENT, INC.